Exhibit 2.1

Certificate of Common Stock of Woori Finance Holdings Co., Ltd.

One Share

Name of the Company:	Woori Finance Holdings Co., Ltd.

Date of establishment:	March 27, 2001

Number of authorized shares:	2.4 billion

Price per share:	W5,000

Type of share:	Registered common stock

Date of issuance:	March 27, 2001

This certificate has been delivered to the person whose name is stated on the reverse of this certificate for the purpose of certifying that he/she is the holder of one share of the Company’s common stock pursuant to the Company’s Articles of Incorporation.

Woori Finance Holdings Co., Ltd.

Chairman & CEO, Yoon, Byung-Chul